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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15-12B/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33446

Vaughan Foods, Inc.
(Exact name of registrant as specified in its charter)

216 N.E. 12th Street, Moore, Oklahoma 73160

(405) 794-2530
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share
Class A Common Stock Purchase Warrants
Class B Common Stock Purchase Warrants

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record of Common Stock as of the certification or notice date:     75

Approximate number of holders of record of Class A Common Stock Purchase Warrants as of the certification or notice date:     21

Approximate number of holders of record of Class B Common Stock Purchase Warrants as of the certification or notice date:     22

EXPLANATORY NOTE

Vaughan Foods, Inc. hereby withdraws its Certification and Notice of Termination of Registration under the Securities Exchange Act of 1934 on Form 15, filed with the Securities and Exchange Commission on July 13, 2011, because it has determined that it was ineligible to terminate its registration or suspend its duty to file reports under the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934 Vaughan Foods, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 18, 2011	By:	/s/ GENE P. JONES, Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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